United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
October 2008
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes  ☐ No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-___.)

Press Release

Signature Page

Vale – 3Q08 Production Report
STRONG AND STEADY PERFORMANCE: NEW RECORDS
Rio de Janeiro, October 23, 2008 – Companhia Vale do Rio Doce (Vale) achieved in the third quarter of 2008 (3Q08) one of the best operational performances in its history, with eight records in quarterly production: iron ore (85.9 million metric tons), pellets (12.2 million metric tons), nickel (72,400 metric tons), bauxite (3.2 million metric tons), alumina (1.3 million metric tons), aluminum (140,000 metric tons), cobalt (750 metric tons) and thermal coal (362,000 metric tons).
This performance derives from our consistent track record of delivering organic growth and operational excellence. Given our wealth of world-class assets and financial strength, we are well positioned to continue to invest and to exploit our competitive advantages.
In light of the risks posed by the current global economic environment, Vale retains the option to manage the execution of its production program in accordance with market conditions.
FERROUS MINERALS
Ú Iron ore – a new record quarter

						%change	%change	%change
000’ metric tons	3Q07	2Q08	3Q08	9M07	9M08	3Q08/2Q08	3Q08/3Q07	9M08/9M07
IRON ORE	80,170	78,050	85,884	223,065	238,422	10.0%	7.1%	6.9%
Southeastern System	30,018	30,549	33,186	83,038	92,362	8.6%	10.6%	11.2%
Itabira	12,082	11,682	11,553	34,911	34,100	-1.1%	-4.4%	-2.3%
Mariana	8,548	8,987	10,501	23,628	28,497	16.9%	22.8%	20.6%
Minas Centrais	9,388	9,880	11,132	24,499	29,765	12.7%	18.6%	21.5%
Southern System	23,741	22,120	23,025	66,739	64,863	4.1%	-3.0%	-2.8%
MBR	18,158	16,800	17,286	51,427	48,707	2.9%	-4.8%	-5.3%
Minas do Oeste	5,583	5,320	5,739	15,311	16,156	7.9%	2.8%	5.5%
Carajás	24,263	23,239	26,751	67,067	74,189	15.1%	10.3%	10.6%
Samarco[1]	1,863	1,855	2,633	5,360	6,262	41.9%	41.3%	16.8%
Urucum	285	288	289	861	747	0.5%	1.5%	-13.3%
Iron ore production in 3Q08 was the highest in Vale’s history, amounting to 85.9 million metric tons (Mt), up 7.1% compared to 80.2 Mt in 3Q07, including our attributable production at Samarco – a joint venture in which we own a 50% stake. Over the last twelve-month period ended on September 30, 2008 our iron ore output reached 318.5 Mt2.
In the first nine months of this year Vale produced 238.4 Mt, which is also a new record, being up 6.9% on 9M07. The additional 15.4 Mt was mainly due to the output increase at the Carajás, Brucutu and Fazendão mines.

[1]	Production attributable to Vale

[2]	310.4 Mt under US GAAP

Carajás produced 26.8 Mt in 3Q08, running at an annualized output of 107 Mtpy. It was up 15.1% relative to 2Q08, thus recovering from a performance negatively affected by heavy rains, interruptions of railway traffic caused by protesters and restrictions in our logistics system.
Carajás production for the first nine months of 2008 was 74.2 Mt, an increase of 10.6% over 9M07.
The Southeastern System, which encompasses the Itabira, Mariana and Minas Centrais iron ore mines, produced 33.2 Mt in 3Q08, 3.2 Mt more than the output of 3Q07. Production at Brucutu, which is part of the Minas Centrais complex, reached 7.8 Mt in 3Q08. Production at Mariana increased 22.8% year-over-year due to the ramp up of Fazendão, which produced 3.3 Mt in 3Q08.
The Southern System – MBR and Minas do Oeste — produced 23.0 Mt in 3Q08, 3.0% lower than the figures for 3Q07, mainly due to lower production at the Mar Azul mine. Total production in 9M08 was 64.9 Mt, a slight reduction of 2.8% if compared to 9M07.
Ú Pellets – an all-time high output

						%change	%change	%change
000’ metric tons	3Q07	2Q08	3Q08	9M07	9M08	3Q08/2Q08	3Q08/3Q07	9M08/9M07
PELLETS[1]	10,900	11,158	12,238	31,691	33,751	9.7%	12.3%	6.5%
Tubarão I and II	1,556	1,674	1,666	4,687	4,953	-0.5%	7.1%	5.7%
Fabrica	1,048	1,030	1,091	3,031	3,200	6.0%	4.1%	5.6%
São Luís	1,830	1,605	1,876	5,201	5,170	16.9%	2.5%	-0.6%
Nibrasco	2,323	2,261	2,559	6,618	6,857	13.2%	10.2%	3.6%
Kobrasco	1,228	1,256	1,281	3,689	3,810	2.0%	4.3%	3.3%
Hispanobras	565	578	581	1,707	1,729	0.5%	2.8%	1.3%
Itabrasco	492	453	531	1,532	1,498	17.0%	7.8%	-2.2%
Samarco	1,860	2,301	2,654	5,226	6,534	15.3%	42.7%	25.0%
Vale’s attributable production of pellets, in which quantities produced by our joint ventures – Hispanobras, Itabrasco and Samarco – are calculated in proportion to our stakes, reached 12.2 Mt in 3Q08, an all-time high, representing growth of 12.3 % over 3Q07.
We entered into a leasing contract for the Nibrasco and Kobrasco pelletizing operations in 2Q08. As a consequence, their production is being consolidated 100% on a pro forma basis. We also entered into a leasing contract for the Itabrasco operations as from 4Q08 onwards.
The part of Samarco’s production, attributable to our stake, was 2.7 Mt of pellets in 3Q08, compared to 1.8 Mt in 3Q07. Samarco’s third pellet plant, which began operations in April, was the main source of incremental production. The new plant contributed to the expansion of its nominal capacity to 21.6 Mtpy from 14.0 Mtpy of pellets.
Our pellet plants had an outstanding performance in 3Q08, increasing their production compared with 3Q07. In 3Q08, 8.1 Mt of blast furnace pellets were produced and 4.1 Mt of direct reduction pellets.
Total pellet volume produced in 9M08 amounted to 33.7 Mt, up 6.5% compared to 9M07.

[1]	Production attributable to Vale on a pro forma basis

Ú Manganese ore and ferroalloys – stoppage at Dunkerque

						%change	%change	%change
000’ metric tons	3Q07	2Q08	3Q08	9M07	9M08	3Q08/2Q08	3Q08/3Q07	9M08/9M07
MANGANESE ORE	100	658	694	1,215	1,892	5.4%	595.4%	55.7%
Azul	10	546	561	899	1,611	2.8%	5716.2%	79.2%
Urucum	83	77	75	206	188	-3.4%	-10.2%	-8.3%
Other mines	7	35	58	111	93	n.m.	729.6%	-16.5%

FERROALLOY	130	128	130	405	391	1.9%	0.1%	-3.6%
Brazil	70	75	78	208	229	3.8%	11.4%	9.9%
Dunkerque	19	15	16	88	55	8.8%	-12.6%	-37.2%
Mo I Rana	35	32	30	92	91	-6.8%	-14.7%	-1.5%
Urucum	6	5	5	17	16	8.4%	-5.2%	-5.9%
Production of manganese ore amounted to 694,000 metric tons (t) in 3Q08, an increase of 5.4% in comparison with the 658,000 t of 2Q08. It was well above the 100,000 t produced in the same quarter last year, when the operations of Azul, our main manganese mine located at Carajás, were temporarily suspended.
In the first nine months of this year we produced 1.892 million metric tons, an increase of 55.7% over the same period last year.
In 3Q08, our ferroalloy production reached 130,000 t, an increase of 1.9% over 2Q08, attaining the same levels as 3Q07. Our Dunkerque operations, located in France, were interrupted in August due to problems with the electric furnace. We estimate that the furnace shutdown will mean a drop in ferroalloy production of 45,000 t as operations are expected to resume only in 1Q09.
Our ferroalloy production was comprised of 58,800 t of ferrosilicon manganese alloys (FeSiMn), 58,500 t of high-carbon manganese alloys (FeMnAc) and 13,100 t of medium-carbon manganese alloys (FeMnMC).

NON-FERROUS MINERALS
Ú Nickel – continuous improvement

						%change	%change	%change
000’ metric tons	3Q07	2Q08	3Q08	9M07	9M08	3Q08/2Q08	3Q08/3Q07	9M08/9M07
NICKEL[1]	55.1	69.0	72.4	179.0	202.2	4.9%	31.5%	13.0%
Sudbury	14.6	20.4	18.4	53.9	56.4	-9.8%	26.0%	4.8%
Thompson	5.6	7.0	7.6	21.4	21.4	8.5%	35.0%	-0.3%
Voisey’s Bay	12.3	18.2	21.9	38.4	58.3	19.9%	78.6%	51.8%
Sorowako	17.7	19.4	19.1	55.2	53.7	-1.3%	8.0%	-2.6%
Others*	4.8	4.0	5.4	10.0	12.3	34.4%	10.8%	22.7%

*	External feed purchased from third parties and processed into finished nickel in our operations
Our finished nickel output amounted to 72,400 t in 3Q08, creating another historical record for Vale for a single quarter. It was up 4.9% over the previous record, reached in 2Q08, of 69,000 t, and 31.5% above 3Q07. Production for the first nine months of this year totaled 202,200 t, rising 13.0% compared to 9M07.
The rising nickel production is explained by a significant improvement in asset performance, which is due to our efforts to upgrade existing assets.
Sudbury, located in the Canadian province of Ontario, produced 18,400 t in 3Q08, down 2,000 t compared to 2Q08, but 3,800 t higher than the output for the same period last year. The reduction verified on a quarter-over-quarter basis, was due to mechanical issues at the Clydach refinery2, in Wales, and seismic events in the mines. This was partially offset by higher production of third party feed, which is reflected in the 1,400 t increase in production from others.
Our Thompson operation in Manitoba, Canada, contributed 7,600 t to our total production, up 8.5% in relation to 2Q08, as full production has been resumed after issues with the smelter reverting delivery systems and the power distribution system to the mines in 2Q08.
Our operations in Voisey Bay, in the province of Newfoundland and Labrador, Canada, have been performing extremely well. 3Q08 was another record-breaking quarter, with an output of 21,900 t, reflecting an increase in mined ore grade.
Vale produces nickel matte in Sorowako, on the island of Sulawesi, Indonesia, where we run the largest lateritic nickel operation in the world. Finished nickel production amounted to 19,100 t in 3Q08, slightly below the 19,400 t reached last quarter. The start-up of our utility plant in Dalian, China, allowed us to normalize our production in 2Q08. Dalian has a nominal capacity to produce 35,000 mt of nickel and in the future will be dedicated to processing nickel oxide from Goro.

[1]	The figures shown for finished nickel production do not include the quantities produced from nickel concentrates purchased from other companies and processed externally under tolling arrangements. These volumes were 3.0 Kt in 3Q07, 1.7 Kt in 2Q08 and 1.4 Kt in 3Q08.

[2]	Clydach refines part of the Sudbury feed.

Figures for our operations at Sudbury and Thompson include only the production from feed originating from our own mines. It excludes any concentrates purchased from third parties, which are subsequently processed in our operations.

Ú Bauxite – Paragominas II ramping up

						%change	%change	%change
000’ metric tons	3Q07	2Q08	3Q08	9M07	9M08	3Q08/2Q08	3Q08/3Q07	9M08/9M07
BAUXITE	2,586	2,426	3,198	6,445	8,087	31.8%	23.7%	25.5%
Trombetas[1]	1,867	1,725	1,883	5,374	5,245	9.1%	0.8%	-2.4%
Paragominas	719	701	1,316	1,071	2,842	87.6%	82.9%	165.2%
In 3Q08 our bauxite production reached a new record of 3.2 Mt, an increase of 23.7% compared with 2.6 Mt in 3Q07. Vale`s attributable production at Trombetas set a new record, of 1.9 Mt
Operations at the Paragominas mine, in the Brazilian state of Pará, produced 1.3 Mt in 3Q08, as the second phase of Paragominas (Paragominas II) began ramping up in May adding 4.5 Mtpy to the nominal capacity of Paragominas.
Paragominas mine is linked to the alumina refinery by the first bauxite pipeline in the world.
Ú Alumina – ramping up of stages 6 & 7

						%change	%change	%change
000’ metric tons	3Q07	2Q08	3Q08	9M07	9M08	3Q08/2Q08	3Q08/3Q07	9M08/9M07
ALUMINA	1,123	1,063	1,309	3,096	3,431	23.1%	16.5%	10.8%
Alunorte	1,123	1,063	1,309	3,096	3,431	23.1%	16.5%	10.8%
The ramp up of Paragominas II enabled Vale to produce 1.3 Mt in 3Q08, up 16.5% against 3Q07, setting a new output record.
Stages 6 and 7 of the Barcarena refinery started ramping up in June and July 2008, respectively, augmenting its nominal capacity to 6.26 million metric tons per year.
Ú Aluminum – a quarterly record

						%change	%change	%change
000’ metric tons	3Q07	2Q08	3Q08	9M07	9M08	3Q08/2Q08	3Q08/3Q07	9M08/9M07
ALUMINUM	138	136	140	412	407	2.9%	1.2%	-1.1%
Albras	115	113	115	341	340	1.5%	0.4%	-0.2%
Valesul	23	22	25	71	67	10.2%	4.8%	-5.4%
In 3Q08, production of primary aluminum was 140,000 t, an increase of 1.2% relative to 3Q07, due to the improved performance of our two smelters. Production at Albras, in Barcarena, state of Pará, was 115,000 t, and at Valesul, in Rio de Janeiro, 25,000 t.
In 9M08 production totaled 407,000 t, against 412,000 t in the same period a year earlier, due to the reduction in Valesul’s output program to minimize the exposure to the high volatility of energy spot prices. Albras energy consumption is fully supplied under a 20-year contract, which expires only in 2024.

[1]	Production attributable to Vale

Ú Copper – production increases by 23.2%

						%change	%change	%change
000’ metric tons	3Q07	2Q08	3Q08	9M07	9M08	3Q08/2Q08	3Q08/3Q07	9M08/9M07
COPPER	65.1	76.5	80.2	210.4	230.0	4.9%	23.2%	9.3%
Sossego	26.9	30.3	32.8	86.0	93.3	8.5%	22.1%	8.5%
Sudbury	23.9	29.0	30.8	84.0	87.3	6.3%	28.6%	4.0%
Thompson	0.3	0.5	0.3	1.0	1.1	-43.1%	11.6%	14.2%
Voisey’s Bay	11.5	12.7	13.2	31.8	39.3	3.8%	15.3%	23.6%
Others	2.2	4.0	3.0	7.5	8.9	-23.5%	37.7%	19.7%
Vale’s copper production totaled 80,200 t in 3Q08, up 23.2% compared to the same period a year earlier.
The Canadian operations were responsible for approximately 55% of Vale’s total production this quarter, adding 44,300 t to our total production. This meant an increase of 8,600 t over 3Q07, driven by higher copper grades of mined ores.
Copper production in Sossego, at Carajás, was 32,800 t in 3Q08, increasing 22.1% against 26,900 t in 3Q07 when there was a maintenance stoppage at the processing plant.
Vale produces copper concentrates at Sossego, Brazil, and copper concentrates, anodes and cathodes at its operations in Canada, where copper is extracted as a by-product of nickel. The figures shown in this report refer to the volumes of copper contained in these products.
Ú Nickel by-products – higher cobalt grade

						%change	%change	%change
	3Q07	2Q08	3Q08	9M07	9M08	3Q08/2Q08	3Q08/3Q07	9M08/9M07
COBALT (metric tons)	668	671	750	1,844	2,036	11.8%	12.3%	10.4%
Sudbury	163	158	210	601	511	32.5%	28.6%	-14.9%
Thompson	24	50	44	133	146	-11.8%	83.8%	9.9%
Voisey’s Bay	257	400	447	808	1,226	11.6%	73.9%	51.7%
Others	225	63	50	303	153	-20.4%	-77.7%	-49.3%

PLATINUM (000’oz troy)	43	43	44	111	123	2.1%	2.6%	11.2%
Sudbury	43	43	44	111	123	2.1%	2.6%	11.2%

PALLADIUM (000’oz troy)	52	54	66	152	169	22.6%	27.7%	11.2%
Sudbury	52	54	66	152	169	22.6%	27.7%	11.2%

GOLD (000’ oz troy)	22	19	24	61	65	28.2%	9.8%	6.5%
Sudbury	22	19	24	61	65	28.2%	9.8%	6.5%

SILVER (000’ oz troy)	605	578	650	1,676	1,734	12.4%	7.4%	3.4%
Sudbury	605	578	650	1,676	1,734	12.4%	7.4%	3.4%
The production for all nickel by-products increased in 3Q08 relative to both 2Q08 and 3Q07.
In this quarter, cobalt production was 750 metric tons, a 12.3% increase against 3Q07, mainly due to higher cobalt grade in the ore mined at Voisey’s Bay as well as higher production achieved at Sudbury and Manitoba.

Ú Potash – operational challenges

						%change	%change	%change
000’ metric tons	3Q07	2Q08	3Q08	9M07	9M08	3Q08/2Q08	3Q08/3Q07	9M08/9M07
POTASH	180	167	172	499	505	2.7%	-4.7%	1.2%
Taquari-Vassouras	180	167	172	499	505	2.7%	-4.7%	1.2%
Production at Taquari-Vassouras in 3Q08 was 172,000 t, 4.7% below the level recorded for the same period last year, as a consequence of problems with mining equipment.
In the first nine months of the year volume produced was 505,000 t, up 1.2% on production in 9M07, as we have been mining higher-grade ores since 1Q08.
Ú Kaolin – adjusting to market conditions

						%change	%change	%change
000’ metric tons	3Q07	2Q08	3Q08	9M07	9M08	3Q08/2Q08	3Q08/3Q07	9M08/9M07
KAOLIN	356	288	314	975	898	9.1%	-11.8%	-7.9%
PPSA	178	153	136	454	429	-11.0%	-23.7%	-5.6%
Cadam	177	135	178	521	470	31.8%	0.1%	-9.8%
In 3Q08, kaolin production reached 314,000 t, decreasing 11.8% in relation to 3Q07 production of 356,000 t.
PPSA produced 136,000 t, down 23.7% over 3Q07 and 11.0% against 2Q08, in a move to adjust to weaker demand. On the other hand, CADAM production was 178,000 t, in line with the same period a year earlier.
In the first nine months of the year, Vale’s total kaolin production was 898,000 t, down 7.9% compared to 9M07.

COAL
Ú Coal – record thermal coal production

						%change	%change	%change
000’ metric tons	3Q07	2Q08	3Q08	9M07	9M08	3Q08/2Q08	3Q08/3Q07	9M08/9M07
METALLURGICAL COAL	653	768	686	1,006	2,104	-10.6%	5.1%	n.m.
Integra Coal	416	409	448	666	1,307	9.5%	7.8%	n.m.
Carborough Downs	118	134	76	168	304	-43.4%	-35.6%	n.m.
Broadlea	0	93	60	26	204	-35.6%	n.m.	n.m.
Other	120	132	103	146	290	-22.0%	-14.3%	n.m.

THERMAL COAL	140	314	362	220	899	15.2%	158.8%	n.m.
Integra Coal	93	104	116	137	373	11.3%	25.3%	n.m.
Broadlea	0	168	209	12	432	24.1%	n.m.	n.m.
Other	47	41	37	70	94	-11.1%	-22.0%	n.m.
Our coal production in 3Q08 reached 1.048 Mt, of which 686,000 t was metallurgical coal and 362,000 t thermal coal.
Most of our coal production – 53.8% of the Vale’s total – comes from Integra Coal in the Hunter Valley, in the state of New South Wales, Australia, where production was impacted by a routine underground longwall move.
Production of coal at Carborough Downs totaled 76,000 t in 3Q08, a decrease compared with 2Q08, when production was 134,000 t. The performance of Carborough Downs was negatively impacted by a delay in the delivery of new mining equipment and construction work required for its expansion. This project will increase its nominal capacity to 4.8 Mtpy by 2011, from a current capacity of 1.0 Mtpy.
Coal produced by the Broadlea and Carborough Downs mines is transported along the Goonyella logistics corridor, which links the mines of the Central Queensland Bowen Basin to the Dalrymple Bay coal terminal. Broadlea, which shares the same coal handling preparation plant (CHPP) with Carborough Downs, had a very good performance during 3Q08 achieving a total production of 269,000 t. In July, a second fleet of equipment was shipped to the mine to compensate for the expected lower Carborough Downs production.

For further information, please contact:
+55-21-3814-4540
Roberto Castello Branco: roberto.castello.branco@vale.com
Alessandra Gadelha: alessandra.gadelha@vale.com
Marcus Thieme: marcus.thieme@vale.com
Patrícia Calazans: patrícia.calazans@vale.com
Theo Penedo: theo.penedo@vale.com
Tacio Neto: tacio.neto@vale.com
This press release may include declarations that present Vale’s expectations in relation to future events or results. All declarations, when based upon future expectations and not on historical facts involve various risks and uncertainties. Vale cannot guarantee that such declarations will come to be correct. These risks and uncertainties include factors related to the following: (a) countries where we operate, mainly Brazil and Canada; (b) global economy; (c) capital markets; (d) iron ore and nickel businesses and their dependence upon the global steel industry, which is cyclical by nature; (e) factors of high degree of global competition in the markets which Vale operates. To obtain further information on factors that may give origin to results different from those forecasted by Vale, please consult the reports filed with the Brazilian Securities and Exchange Commission (CVM), the Autorité des Marchés Financiers (AMF), and with the U.S. Securities and Exchange Commission (SEC), including the most recent Annual Report — Vale Form 20F and 6K forms.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE (Registrant)
Date: October 23, 2008	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations